August 31, 2006

BY EDGAR AND FEDERAL EXPRESS

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, DC 20549

Attention: Jeffrey Riedler

Re:	Achillion Pharmaceuticals, Inc.
Form S-1 Registration
Statement File No. 333-132921

Ladies and Gentlemen:

On behalf of Achillion Pharmaceuticals, Inc. (“Achillion” or the “Company”), submitted herewith for filing is Amendment No. 3 (“Amendment No. 3”) to the Registration Statement referenced above (the “Registration Statement”). The Company is filing this Amendment No. 3 in response to comments contained in a letter, dated June 14, 2006 (the “Letter”), from Jeffrey Riedler of the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) to Michael D. Kishbauch, President and Chief Executive Officer of Achillion. The responses contained herein are based upon information provided to Wilmer Cutler Pickering Hale and Dorr LLP (“WilmerHale”) by the Company. The responses are keyed to the numbering of the comments in the Letter and to the headings used in the Letter. In most instances, the Company has responded to the comments in the Letter by making changes to the disclosure set forth in Amendment No. 3.

FORM S-1

Business

Clinical Development History, page 56

1.	We note that “[b]etween 2001 and 2003, [you] conducted several clinical trials” with elvucitabine, and you determined the drug was “associated with an unacceptable reduction in the number of patients’ white and red blood cells.”

•	Please explain why several clinical trials were necessary;
•	Please state which phase these clinical trials were; and
•

State the status of your investigational new drug application between 2001 and 2005, when you initiated the phase II trials that are now ongoing. Did the FDA keep the IND active throughout this time period? If the IND was placed on a clinical hold due to the unacceptable

Securities and Exchange Commission

August 31, 2006

reduction in red and white blood cells, please revise your disclosure to discuss the clinical hold.

Response:	The Company has revised the Registration Statement in response to the Staff’s comment. Please see page 56 of the prospectus.

Emory University, page 66

2.	We note your response to comment 4. Please revise page 66 to indicate that you will not be required to make annual license payments.

Response:	The Company has revised the Registration Statement in response to the Staff’s comment to delete the reference to a requirement that the Company make annual license payments to Emory. Please see page 66 of the prospectus.

Item 16. Exhibits and Financial Statement Schedules, page II-4

3.	We note you filed exhibit 5.1 with this amendment. We also note that exhibit 5.1 is a form of the legal opinion. Please note that you will be required to file the actual legal opinion prior to effectiveness.

Response:	The Company advises the Staff that it will file the actual legal opinion prior to effectiveness.

In addition, we note that the Company has revised the Registration Statement to include financial information as of June 30, 2006.

If you require additional information, please telephone the undersigned at the telephone number indicated above.

Very truly yours,

/s/ Susan L. Mazur

Susan L. Mazur

Enclosures

cc (w/encl.):	Michael D. Kishbauch
Mary Kay Fenton
Steven D. Singer
Sarah Levendusky
Jonathan L. Kravetz
Brian P. Keane